UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Jetson AI, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> June 16, 2017

Physical address of issuer
251 W. 30th Street, Suite 507, New York, NY 10001

Website of issuer
www.jetson.ai

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500

Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 14, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$3,006.00	$0.00
Cash & Cash Equivalents	$2,915.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$7,151.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$8,494.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$25.00	$0.00
Net Income	-$751,928.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 20, 2019

FORM C/A

Up to $1,070,000.00

Jetson AI, Inc.



Explanatory Note

Jetson AI, Inc., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on July 25, 2019 (the "Form C"). This Amendment is filed to include reviewed financial statements, increase the offering maximum amount, and to extend the offering deadline.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, (the "Form C/A") is being furnished by Jetson AI, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0	$1,070,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.jetson.ai no later than 120 days after the end of the company's fiscal year.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 20, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS

OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

MV TO UPDATE, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.jetson.ai

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Jetson AI, Inc. (the "Company") is a Delaware corporation, formed on June 16, 2017. The Company is currently also conducting business under the name of Jetson.

The Company is located at 251 W. 30th Street, Suite 507, New York, NY 10001.

The Company's website is www.jetson.ai.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Jetson AI is a voice-first marketplace provider that designs technologies to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. The Jetson technology is capable of having multi-step conversations with customers, in which it can accurately respond to various customer requests and process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. Businesses can either integrate the technology into their existing systems or use the newly released Jetson application program interface (API) to build custom voice technology solutions. The Company will charge a subscription fee for the SaaS platform which clients may pay either monthly or on an annual basis.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 14, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation on June 16, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is correlated with general economic conditions.

A portion of our revenue is correlated to discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, our existing customers and target market may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we are likely to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are reliant on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The development and commercialization of our product is competitive.
We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing rentals, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be

able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's success depends on the experience and skill of its executive officers, key employees and the board of directors.
In particular, the Company is dependent on Peter Peng who is Founder and CEO of the Company. The Company may enter into an employment agreement Peter Peng although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Peter Peng or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Peter Peng in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of their death or disability. Therefore, if Peter Peng dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing

regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered

16

under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 58.02% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what

non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Jetson AI is a voice-first marketplace provider that designs technologies to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. The Jetson technology is capable of having multi-step conversations with customers, in which it can accurately respond to various customer requests and process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. Businesses can either integrate the technology into their existing systems or use the newly released Jetson application program interface (API) to build custom voice technology solutions. The Company will charge a subscription fee for the SaaS platform which clients may pay either monthly or on an annual basis.

Business Plan

Currently, Jetson focuses on selling its technology to small and medium sized businesses. It distributes its technology online, through its direct sales force, and through a variety of indirect distribution channels such as value-added resellers and partners. The company offers three different pricing models for its technology:
• 	Jetson
• 	Jetson Annual
• 	Enterprise

Jetson's initial target customer base includes restaurants and eCommerce retail sites. Pricing includes a flat monthly or annual fee (i.e. Software-as-a-Service), a licensing fee, and merchant fees. Licensing fees are a flat percentage of each order placed through Jetson. The licensing fee was introduced as a way to license the intelligence system back to the user, in order to monetize the machine learning algorithm which is continually learning based on increased order volume.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Voice commerce dashboard	With the Company's technology, businesses can use its dashboard to sell products and services through voice assistants like Alexa or Google Home.	Retailers and restaurants can use the technology in order to sell through voice channels. Consumers (customers of these retailers and restaurants) are the end users.

The Company is focused on the continuous improvement of our core technology.

The Company sells its technology directly to small and medium sized businesses online and through its direct sales force. The Company also employs a variety of indirect distribution channels such as value-added resellers and partners.

Competition

The Company's primary competitors are Clinc, Orderscape, Voicify, and Voysis.

The Company competes most directly with other voice AI companies providing an end-to-end solution to businesses that want to join the voice commerce industry. When it comes specifically to voice commerce, the Company believes it can maintain a first-mover advantage by partnering with enterprises that serve as go-to-market partners. General competition in the voice industry includes technology owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in customer/consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality, value, and convenience of our product are the critical factors for the success of our company.

Customer Base

The Company markets its technology primarily to small and medium-sized retailers with an e-commerce strategy as well as restaurants with a digital presence.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62630457	Speech recognition ordering system and related method	The Company filed a patent related to a speech recognition ordering system based on a configuration that provides additional ordering prompts in response to speech input into an audio input device with microphone. The patent aims to be fairly encompassing of the entire process of multi-step ordering. The patent also covers conversational ordering through text-based messaging.	February 14, 2018	Pending	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
0129363	Speech recognition software	JETSON	August 11, 2017	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of digital content, e-commerce, intellectual property ownership and infringement, tax, data privacy requirements, labor and advertising among others. Compliance with these laws, regulations and similar requirements may be onerous and expensive, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 251 W. 30th Street, Suite 507, New York, NY 10001

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	20.00%	$5,000	20.00%	$214,000
Future Wages	70.00%	$17,500	70.00%	$749,000
General Working Capital	10.00%	$2,500	10.00%	$107,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance or upon the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company has discretion to alter the use of proceeds should economic conditions change, or the executive team feel it's in the best interest of the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John P. Caparella

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VSS Southern Theatres: CEO, January 2017 – Present
>   Responsible for providing leadership, strategy, and development for a business operating movie theatres across the U.S., under The Movie Tavern brand.

The Madison Square Garden Company (MSG): Executive Vice President, Venue Management, October 2015 – July 2016
>   Responsible for all operations for MSG's portfolio of venues including Madison Square Garden, Radio City Music Hall, The Beacon Theatre, The Chicago Theatre, and The Forum.

Name

Peter Peng

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetson AI: Founder and CEO, April 2017 – Present
>   Responsible for overseeing business strategy, development, and leadership.

UniKey Technologies: Head of Marketing and Design, December 2015 – April 2017
>   Main responsibilities included creating annual marketing strategy for the organization, bringing new and disruptive products to market (hardware and software) through a combination of traditional and digital marketing campaigns, providing thought leadership,

and providing support across all projects in order to make an impact on the access control industry.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Fong Wa C. Mui

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, May 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetson AI: Chief Operating Officer, May 2019 – Present
    As COO of Jetson, Fong Wa is responsible for overseeing day-to-day business operations of the Company.

Advantage Capital: Vice President, Fundraising, April 2018 – May 2019
    Responsible for the firm's fundraising and investor relations activities including developing new relationships with insurance industry investors.

Barclays: Vice President, Private Capital Markets, July 2013 – February 2018
    Responsible for driving capital raise transactions through execution for clients (primarily growth stage and mature companies) in collaboration with a global network of bankers across all industries through the use of private equity, debt, and hybrid securities.

Name

Peter Peng

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, April 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jetson AI: Founder and CEO, April 2017 – Present
    Responsible for overseeing business strategy, development, and leadership.

UniKey Technologies: Head of Marketing and Design, December 2015 – April 2017

Main responsibilities included creating annual marketing strategy for the organization, bringing new and disruptive products to market (hardware and software) through a combination of traditional and digital marketing campaigns, providing thought leadership, and providing support across all projects in order to make an impact on the access control industry.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	18,500,000
Amount outstanding	15,666,110
Voting Rights	Standard common stock voting right including right to vote in elections for the board of directors and proposed operational alterations
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	91.26%

Additionally, the company has 1,500,000 (1.5 million) shares of common stock reserved for stock plans pursuant to its stock incentive plan.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount authorized	N/A
Amount outstanding	$50,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Convertible at a 10% discount to the price-per-share paid in a Qualified Financing in which preferred stock is issued.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	Convertible Note
Amount authorized	N/A
Amount outstanding	$100,000
Interest rate and payment schedule	4% annually, payable at maturity
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured debt.
Maturity Date	May 7, 2021
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Note will convert with a 20% discount or valuation cap of $6 million in conjunction with Qualified Financing of at least $2,500,000 ($2.5 million).
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	3,246,110	$1,147,500	Business and product development	March – November 2018	506(b) Section (a)(2)

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	N/A	$100,000	Business and product development	May 2019	506(b) Section (a)(2)

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	N/A	$50,000	Business and product development	February 2019	506(b) Section (a)(2)

The Company has the following debt outstanding:

- The above referenced Convertible Note

Ownership

A majority of the Company is largely owned by Peter Peng.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Peter Peng	58.02%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$751,928.00	-$717,283	$25.00

Operations

The Company completed its pre-seed round of financing in March 2018. Following the Offering, we expect to have enough liquidity to execute our business plan through the next 18 months. Our significant challenges are marketing a SaaS platform in a competitive environment and sourcing consistent third-party partnerships in order to reach a broad market. We intend to devote our resources to improving our technology and sales and marketing efforts

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones:
- Signing up approximately 1,100 subscribers to the SaaS platform and;
- Processing approximately $11 million in voice commerce orders.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering:

The Company is concurrently raising up to approximately $1.9 million in a convertible note on the same terms as this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 14, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering. and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Shares, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently membership interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$6,000,000.00 ($6 million) for Purchasers of the first $25,000 in principal amount of the Crowd Notes; $8,000,000.00 ($8 million) for Purchasers of the remainder of the Crowd Notes following the purchase by Purchasers of the first $25,000 in principal amount of the Crowd Notes.

Discount
20.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall be as follows:

a. Purchasers that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a $6 million valuation cap instead of a $8 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $6 million valuation cap [instead of $8 million].

b. For Purchasers that purchase Crowd Notes after the first Twenty-Five Thousand (25,000) Crowd Notes have been purchased, the Conversion Price shall be: The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from the price per share based on an $8 million valuation cap.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company has a shareholder agreement in place by and among the Company and the following Company founders: Six Fold Ventures, LLC and Denny Adams (the "Founders"). Pursuant to the terms of the shareholder agreement, the Founders agree to align their voting in favor of matters that support the purpose of the business. Peter Peng, in his capacity as chairman of the board of directors of the Company, may administer the deciding vote in the case of a split vote among the Founders. The agreement also includes double trigger accelerated vesting upon the occurrence of (i) a change of control and (ii) the termination of a Founder within a set period following the change of control.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person / Entity	John Caparella
Relationship to Company	Director
Total amount of money involved	$50,000
Benefits or compensation received by related person	Potential investment returns
Benefits or compensation received by Company	Funds for business and product development
Description of the transaction	Purchase of SAFEs convertible to preferred stock at a 10% discount to standard preferred stock sold in a qualifying equity financing event.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Peter Peng
(Signature)

Peter Peng
(Name)

Founder and CEO
(Title)

8/20/2019
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/John P. Caparella
(Signature)

John P. Caparella
(Name)

Director
(Title)

8/20/2019
(Date)

/s/Peter Peng
(Signature)

Peter Peng
(Name)

Founder and CEO
(Title)

8/20/2019
(Date)

I, John P. Caparella, being the director of Jetson AI, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) The information herein relating to the Company's tax returns for the year ending December 31, 2018, along with the tax return information provided in the Financial Statements reflects accurately the information that was reported in such tax returns.

/s/John P. Caparella
(Signature)

John P. Caparella
(Name)

Director
(Title)

8/20/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

JETSON AI, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 8, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Jetson AI, Inc.
New York, NY

We have reviewed the accompanying financial statements of Jetson AI, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 8, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

JETSON AI, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 2,915	$ -
TOTAL CURRENT ASSETS	2,915	-
NON-CURRENT ASSETS		
Employee Loans	90	-
TOTAL NON-CURRENT ASSETS	90	-
TOTAL ASSETS	3,006	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	7,151	-
TOTAL CURRENT LIABILITIES	7,151	-
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 15,666,110 issued; $.01 par value)	156,661	-
Additional Paid in Capital	591,123	-
Retained Earnings (Deficit)	(751,928)	-
TOTAL SHAREHOLDERS' EQUITY	(4,143)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,006	$ -

JETSON AI, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales	$ 8,494	$ -
Gross Profit	8,494	-
Operating Expense		
Rent	234,583	-
Payroll	402,983	-
Legal & Professional	16,985	-
General & Adminstrative	83,899	-
Advertising	21,971	-
	760,421	-
Net Income from Operations	(751,928)	-
Net Income	$ (751,928)	$ -

JETSON AI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (751,928)	$ -
Increase in Loans to Employees	(90)	
Change in Accounts Payable	7,151	
Net Cash Flows From Operating Activities	(744,867)	-
Cash Flows From Financing Activities		
Issuance of Common Stock	747,784	-
Net Cash Flows From Investing Activities	747,784	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	2,916	-
Cash at End of Period	$ 2,916	$ -

JETSON AI, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at Inception		$ -	$ -	$ -	$ -
Issuance of Stock		-	-		-
Net Income					-
Balance at December 31, 2017		$ -	$ -	$ -	$ -
Issuance of Stock	15,666,110	156,661	591,123		747,784
Net Income				(751,928)	(751,928)
Balance at December 31, 2018	15,666,110	$ 156,661	$ 591,123	$ (751,928)	$ (4,143)

Reviewed- See accompanying notes.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetson AI, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in New York. The Company develops software for use in the restaurant, hospitality, and retail industries.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $751,928 in 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through an equity crowdfunding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 8, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has few products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Development Costs

The Company recognizes software development costs in the period incurred.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

During 2018, the Company occupied office space under an operating lease. In early 2019, the Company and its landlord agreed to cancel the lease and grant a mutual release. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

During the year ended December 31, 2018, the Company adopted an equity incentive plan ("the Plan") for the purpose of attracting and retaining highly qualified personnel. The Company reserved 1,500,000 shares for issuance under the Plan.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware and income tax filing requirements in the State of New York.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 8, 2019, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary





Company: Jetson AI

Market: Voice Commerce

Product: Voice-first SaaS software for e-commerce, restaurants, and hospitality

Company Highlights

- Previously raised ~$1.3 million from angel investors
- Signed partnerships with Amazon Pay and Delivery.com
- Signed letters of intent with Volara, a hospitality software solution used by Marriot[i], and a large consumer goods company
- Contract with GolfPay to offer golf tee-time services via voice command to consumers

EXECUTIVE SNAPSHOT

Jetson AI is a voice-first SaaS (Software as a Service) platform that aims to upgrade the smart speaker and voice assistant experience with greater intelligence. It provides artificial intelligence (AI) technology for businesses to use or integrate into their own systems to process voice ordering through smart speakers such as Amazon Alexa and Google Home. By allowing consumers to speak naturally, Jetson sees an opportunity for its voice technology to create a frictionless customer experience in the areas of e-commerce shopping, restaurant food ordering, and hospitality engagement. While Jetson is still in the early stages of its technology, it has secured a contract with GolfPay to process voice orders for tee-time reservations and has several letters of intent (LOI's) with companies such as Blue Chip Marketing (on behalf of a large consumer goods company) and Volara (a hospitality software solution used by Marriot[ii]). Jetson has also partnered with Amazon Pay through its Global Partner Program as well as Delivery.com, an online platform for on-demand food delivery from local restaurants.

The company previously raised ~$1.3 million from angel investors to build out its patent-pending voice technology and build a pipeline of business leads. The company plans to use the proceeds from this round of financing to add more product features and increase its sales and marketing efforts as it looks to onboard more customers and increase transactions processed through its system.

 


Investors that purchase the first 25,000 Crowd Notes, and thereby fund the first $25,000, will receive Crowd Notes with a conversion provision based on a $6 million valuation cap instead of an $8 million valuation cap. That means, in connection with an equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $6 million valuation cap (instead of $8 million).

COMPANY SUMMARY

Opportunity

The eCommerce market is growing rapidly in the U.S., reaching $517.6 billion in 2018 after experiencing 15% year-over-year growth.[iii] eCommerce growth has been driven by technological advancements, convenience, and increasing online retail channels through which businesses can sell their products.[iv] One technological trend that has the potential to further drive eCommerce sales is the increasing prevalence of smart speakers (e.g. Amazon Alexa and Google Home). As of January 2019, approximately 66.4 million Americans owned a smart speaker, up by 39.8% year-over-year, representing 26.2% of adults.[v] Sales conducted through smart speakers utilize voice technology, whereby consumers can have intelligent conversations with AI devices to order products and services. While the voice technology market is still in its infancy, the number of users ordering through voice technology is expected to experience strong growth in the coming years as technology and consumer trust improves. By the end of 2019, approximately 22.7 million Americans are expected to use voice technology to purchase goods, up by 31.5% from 2018.[vi]

Founded in 2017, Jetson AI is a voice-first SaaS platform designed to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. Jetson's technology makes it possible for consumers and voice assistants to have multi-step conversations in which voice assistants can accurately respond to various customer requests as well as securely process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. Businesses can either integrate the technology into their existing systems with a self-service dashboard or use the newly released Jetson application program interface (API) to build custom voice technology solutions.

Product

The company's goal is to facilitate voice-orders between consumers and businesses. The process of ordering a product through a Jetson integrated system is as follows:
- Customer tells their smart speaker they would like to place an order.
- As the customer is ordering, the Jetson system is able to answer product questions and make recommendations using its AI and based on product information saved in the Jetson dashboard.
- Once the order is finished, Jetson asks the customer to confirm their order.
- Customers can then authorize payment through Jetson Pay, where their payment information is kept on file. Some customers may choose to add a dual authentication method to authorize each transaction.
- Orders are then sent to a business's dashboard where they can accept the order.
- Once an order is accepted, it is moved to "in progress" on the dashboard.
- Product is prepared for delivery or pickup.



- Customer receives product.
- Business marks the order as "fulfilled" in the dashboard.

Jetson's voice technology aims to add commerce capabilities to voice assistants by enabling multi-step conversations which allow a user to explore a menu or catalog of customized products and perform transactions in a natural and unconstrained manner. Its technology utilizes artificial intelligence to conduct intelligent conversations with consumers on behalf of a business. This artificial intelligence is based on the neuro-linguistic processing of systems such as Google Home and Amazon Alexa. Additionally, the company has developed a proprietary machine learning algorithm to offer a more sophisticated AI system which can perform deductive reasoning and complete other complex actions. The machine learning has been developed to learn from each conversation with users and continually self-improve. It also collects voice metadata on the backend of the system to introduce a greater level of accuracy and better interaction over time.



Above image is an example. Company does not currently have a partnership with Chipotle.

To begin offering voice commerce features, merchants must set up their Jetson dashboard. The dashboard is a self-service dashboard which operates similar to Shopify. Merchants create their own workspace where they can input business information such as hours of delivery, hours for pickup, and business classification. Merchants can also upload their products, product descriptions, pricing, modifications for each product (e.g. color or size), and custom dialogue for each product. The Jetson system then pulls the item details from the dashboard when conversing with consumers.





Jetson and Enterprise

The company currently offers two versions of its technology, Jetson and Jetson Enterprise. Jetson is the base version of the voice technology that comes in the form of a self-service dashboard. It comes with the features necessary to process voice transactions and integrates with voice assistants like Alexa and Google Home. The Jetson dashboard's features are controlled and viewed through the dashboard.

Features of Jetson include:
- Dialogue customization
- Upload of menu items or products
- Integration of merchant payment providers
- Customer insight and analytics
- Dedicated support
- Fraud analysis
- Processing of all major credit cards

Jetson's Enterprise offering provides clients with licensing and integration of its tools into existing client operations. Jetson can provide companies with full end-to-end integration, hybrid integration, or its micro service API and reference designs enabling companies to develop their own systems with Jetson technology. In addition to all the features provided by Jetson's dashboard, Enterprise also provides companies with API access, kiosk and IoT integration, the ability to integrate with enterprise resource planning (ERP), point-of-sale (POS), property management systems, and volume-based pricing on merchant fees.





POWERED BY
JETSON
Intellectual Property
Voice-First Templates
API Usage
Non-Recurring Engineering

Integrations/Multichannel ordering

Jetson's technology is platform agnostic and currently can be integrated with communication channels such as Alexa, Google Home, Slack, SMS Text, and mobile apps.



Actions on Google
slack
Starbucks
Today
Starbucks
Hi, where would you like to order from today?
Peter Peng
I'd like to order from Starbucks
Starbucks
Welcome to Starbucks. Which one of these choices sounds good to you? Hot Drinks, Cold Drinks.
Peter Peng
Hot
Starbucks
Which Hot Drinks would you like? Freshly Brewed Coffee, Blonde Roast, Dark Roast, Caramel Macchiato, Pumpkin Spice Latte or you can hear all of the choices.
Peter Peng
Blonde Roast
Starbucks
Which coffee type would you like? Please choose 1: Regular, Decaf.
Peter Peng
Regular



Jetson Pay

With Jetson Pay, Jetson aims to unify payments across all devices and channels for conversational commerce. It can link consumer payment accounts across various systems such as Alexa, Google Home, and other smart speakers and virtual assistants. This provides consumers with the ability to pay for all voice transactions with Jetson Pay rather than having to input new payment details for each purchase. Payments can be configured to use a dual authentication system whereby consumers receive a text message to their phone to verify a purchase prior to completing the transaction.

Use Cases

Jetson envisions three initial use cases for its technology.







Restaurants
Clients can offer easy voice ordering for pickup and delivery and enable intelligent conversational ordering.

Retail
Clients can use Jetson's dashboard to offer voice ordering for delivery and pickup. Clients can also manage out of stock inventory and calculate shipping and tax on orders.

Hospitality
Clients can enable guests to order room service and request items through voice commands, enabling guests to have a personal concierge for their stay.



I'd like to order a pizza from Luigi's.
What size pizza did you want? Small, Medium, or Large?

I'd like to order toothpaste from Walgreens.
What type would you like? Cavity Protection or Whitening?

I'd like to order a turkey club for room service.
Great, would you like a drink?



Intellectual Property

Jetson has filed for a provisional patent covering its speech recognition ordering system, voice authentication method, and Jetson Pay. This patent is still awaiting an outcome from the U.S. Patent Office. Additionally, the company has filed its patent under the Patent Cooperation Treaty, with the aim of protecting its technology worldwide.

Use of Proceeds and Product Roadmap

Jetson anticipates using the majority of proceeds from this raise (70%) on salaries for existing and new personnel, with the remaining funds going towards marketing and sales efforts (20%), and general working capital (10%). Positions Jetson plans to hire in the coming months include:

- *Engineers*: With the addition of several engineers to Jetson's team, the company hopes to facilitate more partnership integrations and make improvements to its core technology.
- *Product Support*: New product support employees will be responsible for onboarding new clients and ensuring customer success.
- *Marketing Manager*: The addition of a marketing manager to the team will help Jetson focus its digital marketing efforts as it looks to scale its business.

Approximately 20% of the proceeds from this raise will go towards marketing and sales efforts. Jetson aims to provide the marketing manager with capital to implement a digital strategy. The strategy will include items such as:

- Targeted Facebook, Google, and LinkedIn ads with a focus on small business owners
- Content creation such as infographics, blog posts, and social media content
- Upgrade existing sales and business development tools (e.g. HubSpot)
- Attend industry tradeshows

The remaining funds (10%) will go towards general working capital as the company looks to increase flexibility as it expands.





Product Roadmap

Throughout the rest of 2019, Jetson plans to improve its product technology and work on integrating its technology into third-party platforms.

Q3 2019	Q4 2019

• Dashboard (v2.5)
    Image Support
	• Dashboard (v3)
	   o Shopify Integration
	   o Amazon Pay Integration

• Scalable Natural Language Understanding (NLU)
   o Price and Description Check
   o Reordering Feature
   o Intelligent Search
	• Phone Integration
	   o Nexmo Integration
	• Kiosk Integration
	   o Zivelo Integration
	• Automotive Integration
	   o Amazon Echo Auto

Beyond 2019, Jetson anticipates continuing to develop its product features as well as broadening its customer base in the e-commerce, hospitality, and food delivery industries.

Business Model

Currently, Jetson focuses on selling its technology to small- and medium-sized businesses in partnership with go-to-market partners. It distributes its technology online, through its direct sales force, and through a variety of indirect distribution channels such as value-added resellers and partners. The company offers three different pricing models for its technology:
- Jetson dashboard month-to-month subscription
- Jetson dashboard annual subscription
- Enterprise customization

Jetson's initial target customer base includes restaurants and eCommerce retail sites. Pricing includes a flat monthly or annual fee (i.e. Software-as-a-Service) and a licensing fee. Licensing fees are a flat percentage of each order placed through Jetson. The licensing fee was conceived as a way to license the intelligence system back to all users, aiming to continually provide them with a smarter AI that offers a better user experience.

Merchants fees are charged to vendors at the point-of-sale. Jetson currently uses Stripe; so merchant fees are paid to Stripe. Merchants can set up their Jetson dashboards with their own Stripe account in order to process payments.



	Jetson	Jetson Annual	Enterprise
Monthly Fee	$125/mo	$95/mo	Custom
Licensing	1% per order	1% per order	Custom
Features			
Dialogue Customization	✔	✔	✔
Management Tools	✔	✔	✔
Cross-Platform Payments	✔	✔	✔
Google & Alexa Integration	✔	✔	✔
Slack Integration	✔	✔	✔
Customer Insights & Analytics	✔	✔	✔
Dedicated Support	✔	✔	✔
Developer API Access	Extra	Extra	✔
Kiosk & IoT Integration			✔
ERP, POS, and PMS Integration	Extra	Extra	✔
Payments			
Fraud Analysis	✔	✔	✔
Accept All Major Credit Cards	✔	✔	✔
Merchant Fees	2.9% + 30¢	2.9% + 30¢	Volume Pricing

USER TRACTION

In June 2019, Jetson signed a contract with GolfPay, a software company for booking tee-times, to integrate its voice-powered technology into GolfPay's system. The technology is intended to provide GolfPay with the ability to offer voice-powered tee time bookings and payment options to its customers. Through the Jetson and GolfPay API, GolfPay plans to allow users to search tee times by location, course, price, and date. Users can then accept or send invitations for a round of golf and pay for or cancel a reservation. The company anticipates it will begin to generate revenue from this contract in Q3 2019.





Since inception, Jetson has signed letters of intent (LOIs) with Blue Chip Marketing and Volara, among others. As part of its LOI with Blue Chip Marketing, Jetson's voice commerce technology will be used by a large consumer goods company (with Blue Chip Marketing facilitating) at one to two major pilot locations. The pilot is intended to gather user feedback, collect data, and for product enhancements. Once the pilot program is complete, Jetson AI and Blue Chip Marketing will discuss the next steps needed to incorporate Jetson's core technology into the buyer's platform. The pilot is intended to begin in Q3 2019.



As part of its LOI with Volara, Jetson's voice technology is intended to be used for a three-year period after the launch of its first pilot. The intended use of the technology is to provide new and existing hotels with the ability to offer voice powered in-room service ordering through a smart speaker or other voice-enabled connected device.



Jetson has also entered into partnership agreements with Amazon Pay and Delivery.com. As part of the Amazon Pay Global Partner Program, Jetson's technology can be used by merchants in the Amazon Pay program to offer their customers a voice channel for purchasing items. As part of its partnership agreement with Delivery.com, merchants and users on Delivery.com can use Jetson's technology to order and process deliveries by voice and Jetson receives a percentage of revenue share on each order.



HISTORICAL FINANCIALS

Jetson began generating revenue in January 2018 and has generated $8,494 in total revenue since inception. Revenue has primarily come from custom projects for clients (e.g. integrating technology into existing systems) and orders through a trialed business-to-consumer (B2C) app. While the B2C app provided helpful insights into consumer voice ordering behavior, Jetson has decided to focus on developing its core technology rather than the B2C app for the time being. Future revenue is expected to predominantly come from the sale of Jetson's SaaS platform.



Through June, Jetson had incurred $492,502 in total expenses in 2019, up by 210.26% over the same period in 2018. Expenses thus far in 2019 had increased when compared to 2018 due to increased payroll expenses and the testing of an in-store retail concept for Jetson technology between October 2018 and January 2019. Since Jetson decided not to move forward with the in-store retail concept in Q1 2019, expenses have returned to similar levels seen in Q2 and Q3 2018. In 2018, Jetson incurred $760,421 in total expenses. 2018 was the first year in which Jetson began incurring expenses.



Expenses in 2019 can largely be attributed to payroll, rent, and the testing of the in-store retail concept for business development. Payroll has been the largest expense line item thus far in 2019 as the company has been focused on product and business development. Thus far in 2019, Jetson has averaged ~ $43,800 per month in payroll related expenses. The company currently has seven employees. Between October 2018 and January 2019, Jetson leased and developed retail space at a third-party location in New York City to test an in-store retail feature for its technology. The technology was meant to augment or replace in-store assistants. However, after trialing the program the company decided to focus its efforts on developing its core technology and a SaaS platform. Expenses year-to-date in 2019 can be broken down as follows:





Expenses in 2018 can largely be attributed to payroll, rent, and the testing of the in-store retail concept for business development. Payroll was the largest expense line item in 2018 due to Jetson bringing on staff to develop its technology and business development functions. Over the course of 2018, payroll expenses averaged ~$33,500 per month, spread across 9 team members. Expenses related to the testing of the retail concept was the next largest line item. Jetson incurred expenses related to the concept in October and November 2018. Expenses in 2018 can be broken down as:



Through June, Jetson has incurred a net loss of $487,375.05 in 2019, a 114.95% increase over the same period in 2018. In 2018, Jetson incurred a net loss of $751,928 for the year. Its net loss increased through June in 2019 when compared to the same period in 2018 due to a substantial increase in expenses as it ramped up its product and business development. Jetson does not anticipate achieving profitability for approximately 18 months due to an expected ramp up period in sales and continued focus on product and business development.





As of June 27, 2019, Jetson had $53,545 in cash-on-hand. Thus far in 2019, the company has had an average monthly burn rate of $81,476. Following this crowdfunding offering and concurrent seed round, the company believes it should have enough liquidity to execute its business plan for 18 months. The company intends to work towards profitability by increasingly devoting its resources to improving its technology and sales and marketing efforts.

INDUSTRY AND MARKET ANALYSIS

According to DigitalCommerce360, consumers spent $517.6 billion online with U.S. merchants in 2018, representing 15% year-over-year growth. Of total retail sales in 2018, Ecommerce represented 14.3%, up from 12.9% in 2017 and 11.6% in 2016. Amazon alone accounted for 40% of all eCommerce sales in 2018. Ecommerce sales represented about 51.9% of all retail sales growth, the largest share of growth for purchases made online since 2008. According to data from the top 59 online U.S. marketplaces, approximately 40% of eCommerce sales came from mobile devices.[vii]



There are several reasons why eCommerce is growing at a rapid pace, including:[viii]

- *Mobile Adaptivity*: Technological advancements such as voice-activated shopping and better connectivity have caused a surge in mobile shopping revenue and improved customer experience.

- *Omnichannel Retailing*: Businesses have evolved to interact with their customers through multiple channels such as websites, email, social media, and physical stores.

- *Convenience*: The ability to purchase goods 24/7, 365 days a year without downtime for bad weather or holidays enables customers to shop whenever they want from the comfort of their home.

- *Greater Range of Offerings:* With the capability of low overhead costs for online sales, eCommerce can reduce the cost of operations which enables some businesses to transfer these costs to price-sensitive consumers and focus on product offerings.

- *Individualized Products and Services:* Sophisticated algorithms enable businesses to offer more personalized recommendations to customers.



The food and beverage industry has also undergone substantial changes in recent years due to the proliferation of internet access and ability to order food online. Approximately 90% of Americans either hate or feel ambivalent towards cooking, according to a study by Harvard Business Review.[ix] As a result, the market for dining out recently surpassed the market size for buying groceries. Regardless of technological advances, many Americans simply value the convenience of bypassing cooking to get their meals. While dining out eliminates the need for cooking and cleaning, it also presents its own inconveniences, such as the time and effort needed to get to the restaurant, order food, and interact with waitstaff.[x] However, several alternatives to dining out and cooking at home have grown in recent years, namely meal delivery[xi] and pre-ordering food so it is ready upon arrival at the restaurant. Approximately 32% of millennials use mobile pre-ordering and they are less likely than older generations to eat out, preferring to order their food for off-site consumption. Further, 53% of millennials say their visits to a restaurant are influenced by digital technology. Restaurants are beginning to respond to changing consumer habits. While only 26% of restaurants in a recent study offered mobile point-of-sale technology, 59% said they planned on adding the feature over the next year.[xii]

Another trend that has the potential to further increase online sales is the prevalence of smart speakers. As of January 2019, approximately 66.4 million Americans owned a smart speaker, up 39.8% year-over-year from 47.3 million in 2018. Approximately 26.2% of adults in the U.S. now own a smart speaker. Amazon Echo is the largest player, with 61% of the market, followed by Google Home at 24%. Increased use of home speakers has subsequently led to an increase in the use of mobile virtual assistants such as Siri and Google Assistant.[xiii]

According to a recent report by OC&C Strategy Corporation, the market size for voice commerce was valued at $1.8 billion in the U.S. and $200 million in the U.K. in 2017. The average annual spend for voice shoppers in the U.S. today is $300 in the U.S. and £150 in the U.K. The report projects the voice commerce market size to reach $40 billion in the U.S. and $5 billion in the U.K. by the end of 2022. The report also estimates that voice shopping demographics tend to skew towards younger generations and affluent households with children. Consumers in the 18-39 age range account for ~70% of all voice shopping. Additionally, 61% of voice shoppers have children at home.[xiv]

Among the most popular items purchased through voice shopping in 2017 were groceries, entertainment, electronics, and clothing. One suggestion as to why groceries and entertainment were the two largest purchasing categories is due to their relatively low and stable price points – increasing their attractiveness to be re-ordered. However, clothing being the 4th largest category may suggest that voice commerce has the potential to reach across a wide range of product categories, including those that were previously considered "experience-based" products with high variability.[xv]





According to a report by eMarketer, some consumers are still nervous about the security of shopping with voice technology. As a result, voice shopping is currently best placed to take advantage of consumers looking to reorder certain products with a simple command. However, as technology and consumer trust improves, voice shopping is expected to increase in users. By the end of 2019, approximately 22.7 million Americans are expected to use voice technology to purchases goods, up by 31.5% from 2018.[xvi]



Between 2008 and 2018, more than $4.14 billion was invested in the voice technology industry across 733 deals. Capital invested in the voice technology industry grew at a compound annual growth rate (CAGR) of 13.71% over the same period. In 2018, the median deal size in the voice technology industry was $2.2 million with a median post-money valuation of $15 million.[xvii]





Deal Count and Capital Invested in Voice Technology Industry, 2008-2018

Source: PitchBook Data, Inc.

Clinc: Founded in 2015, Clinc is a conversational AI platform that enables enterprises to build virtual assistants. Its platform integrates with client systems and can be used across various communication channels such as iOS, Android, and Facebook Messenger. The platform also displays a dashboard providing metrics such as competency breakdowns, latency, activity logs, and analysis of user behavior and engagement. Clients can create multiple "personalities" on the platform to communicate with users. Example personalities include millennial and baby-boomer personalities. Clinc offers two different tiers of pricing, Enterprise and Developer. Pricing for each tier is quote-based. The Enterprise tier includes on-site training and unlimited production queries.[xviii] The company claims its revenue grew by 300% year-over-year in 2018, and its technology was accessible to over 30 million users. Customers include USAA, Ford, and Barclays.[xix] The company raised $52 million in May 2019 as part of its Series B round with participation from DFJ Growth, Insight Partners, Drive Capital, and Hyde Park Ventures. To date it has raised $60 million in total funding.[xx]

OrderScape: Founded in 2017, OrderScape is a voice-enabled search engine for delivery and take-out orders at restaurants. OrderScape enables customers to order food through Google Assistant or Alexa from restaurants operating in its marketplace. Through its technology, the company provides customers with full menu ordering, reordering, optimized upselling, search and browse features, push notifications, and answers to frequently asked questions. The company currently has 50,000 restaurants in its marketplace.[xxi] OrderScape has raised $140,000 in funding to date and its most recent round was at a post-money valuation of $6.14 million.[xxii]

Voicify: Founded in 2017, Voicify is a voice experience management software that combines voice optimized content management, cross-platform deployment, and voice-specific customer insights. Its Voice Experience Platform enables marketers to engage with their customers in a personalized manner and its Voice Content Management System (CMS) enables brands to deploy voice experiences across voice assistant apps. The Voice Experience Platform provides companies with a centralized location to manage their voice content across a



number of smart speakers and devices. Supported smart speakers and devices include Amazon Alexa, Google Home, Cortana, and various chatbots across the web, SMS, and IM. Voicify also helps companies track user engagement, interaction, and how often users are returning. In May 2019, the company raised $2 million from Martech Ventures, bringing its total funding to date to $2.75 million.[xxiii]

Voysis: Founded in 2012, Voysis is a white-label voice AI platform that aims to create more intuitive, efficient, and personalized experiences between consumers and enterprise applications. The company uses proprietary speech recognition, natural language processing, and deep learning to power its customers' intelligent AI platforms. The Voysis platform plugs in to its clients' systems, utilizing their data and API to serve customers. Common features its clients use the platform for include voice enabled search features, refined search features, and transaction commands such as adding items to a cart, checking out, and checking order status. In February 2017, the company raised $8 million in funding led by Polaris Partners in a Series A round.[xxiv]

EXECUTIVE TEAM



Peter Peng, Founder and CEO: With over 11 years of experience leading companies in both software and hardware, Peter has a passion for crafting new user experiences surrounding emerging technologies. In 2014, Peter was one of the first in the world to lock/unlock a smart lock with Google Glass using voice and visual interfaces. His passion for the commercialization of AI through voice is what lead to the creation of Jetson, an intelligent voice commerce platform. Peter holds an undergraduate degree from the University of Central Florida.



Fong Wa C. Mui, COO: Fong Wa brings a unique mix of both entrepreneurial and corporate experiences to Jetson including meaningful roles within an impact investment fund, investment banking, an education nonprofit, and an executive conferences startup. She has extensive experience in the areas of business development and capital raising. Fong Wa holds an MBA from the University of Chicago and a BA in Communication from the University of Pennsylvania.

PAST FINANCING

This raise is part of Jetson's Convertible Note round in which it aims to raise up to $2 million in total. Money raised outside this platform will be through a convertible note with the same valuation cap ($8 million) and discount (20%).

Since inception, Jetson has raised ~$1.3 million in total funding. The funding has come in the form of:
- A $100,000 convertible note in May 2019 with a $6 million valuation cap.
- A $50,000 SAFE note in February 2019 with a 10% discount on the PPS in the next Qualified Round of Financing.
- ~$1.15 million in common stock at a price per share of $0.3535 in 2018 from two separate investors valuing the company at ~$6.07 million.



Funds raised from the previous rounds of financing have mainly been used on product development and business development (e.g. tradeshows and building customer pipeline). Since its last raise in May 2019, Jetson has signed its contract agreement with GolfPay.

Round	Date	Security	Amount	Price per Share	Valuation	Valuation Cap	Discount
Bridge Round	May 2019	Convertible Note	$100K	N/A	N/A	$6M	20%
Bridge Round	Feb 2019	SAFE	$50K	N/A	N/A	N/A	10%
Pre-Seed	2018	Common Stock	~$1.15M	$0.3535	~$6.07M	N/A	N/A

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1,070,000
Discount: 20%
Valuation Cap: $8 million (or $6 million)
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $8 million or $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

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RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.



Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

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[i] https://www.hotelmanagement.net/tech/marriott-selects-volara-as-exclusive-partner-for-voice-pilots

[ii] https://www.hotelmanagement.net/tech/marriott-selects-volara-as-exclusive-partner-for-voice-pilots



[iii] https://www.digitalcommerce360.com/article/us-ecommerce-sales/

[iv] https://ideasunlimitedonline.com/five-reasons-why-ecommerce-is-growing/

[v] https://voicebot.ai/2019/03/07/u-s-smart-speaker-ownership-rises-40-in-2018-to-66-4-million-and-amazon-echo-maintains-market-share-lead-says-new-report-from-voicebot/

[vi] https://www.emarketer.com/content/the-uncomfortable-state-of-voice-commerce

[vii] https://www.digitalcommerce360.com/article/us-ecommerce-sales/

[viii] https://ideasunlimitedonline.com/five-reasons-why-ecommerce-is-growing/

[ix] https://hbr.org/2017/09/the-grocery-industry-confronts-a-new-problem-only-10-of-americans-love-cooking

[x] https://ark-invest.com/research/food-as-a-service-the-3-trillion-meal-delivery-market

[xi] https://ark-invest.com/research/food-as-a-service-the-3-trillion-meal-delivery-market

[xii] https://www.forbes.com/sites/michelinemaynard/2019/01/27/ready-when-i-get-there-mobile-takeout-is-a-rising-restaurant-trend/#4c1790c12f59

[xiii] https://voicebot.ai/2019/03/07/u-s-smart-speaker-ownership-rises-40-in-2018-to-66-4-million-and-amazon-echo-maintains-market-share-lead-says-new-report-from-voicebot/

[xiv] https://voicebot.ai/2018/03/05/voice-shopping-reach-40-billion-u-s-5-billion-uk-2022/

[xv] https://voicebot.ai/2018/03/05/voice-shopping-reach-40-billion-u-s-5-billion-uk-2022/

[xvi] https://www.emarketer.com/content/the-uncomfortable-state-of-voice-commerce

[xvii] Data pulled from Pitchbook: 7/8/2019

[xviii] https://clinc.com/pricing/

[xix] https://venturebeat.com/2019/05/20/clinc-raises-50-million-to-bring-conversational-ai-to-cars-banks-and-kiosks/

[xx] https://techcrunch.com/2019/05/20/clinc-raises-52m-series-b-as-it-marches-towards-ipo/

[xxi] https://orderscape.com/

[xxii] Data pulled from Pitchbook: 7/8/2019

[xxiii] Data pulled from Pitchbook: 7/8/2019

[xxiv] Data pulled from Pitchbook: 7/8/2019

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Jetson AI
251 W 30th Street, Suite 507,
New York, NY 10001

Ladies and Gentlemen:

The undersigned understands that Jetson AI, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated August 20th, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 14th, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Jetson AI 251 W 30th Street, Suite 507, New York, NY 10001 Attention: Peter Peng
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Jetson AI, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

JETSON AI

CROWD NOTE

FOR VALUE RECEIVED, Jetson AI (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million or $6 million (See the Conversion Price Below)

The "**Discount**" is 20%.

The "**Offering End Date**" is October 14th, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**"

i. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on a $6 million valuation cap instead of a $8 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $6 million valuation cap [instead of $8 million].

    ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h.   **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i.   **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j.   **"Outstanding Principal"** shall mean the total of the Purchase Price

k.   "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l.   "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1.   **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b.   If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2.   **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3.   **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation

applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or

recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same

terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt

to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date

EXHIBIT E
Pitch Deck



JETSON

INTELLIGENT VOICE COMMERCE

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Jetson is a "voice-first" AI platform that enables businesses of any size to start selling products and services through conversational interfaces.





Voice is the new interface.
JETSON



Stickiness Factor

Why voice & messaging commerce apps could be preferred over "touch-only" mobile commerce apps by next-generation consumers



More Natural

For millenniums people have been buying and selling through conversation.



Faster

With AI, voice is 3X faster than mobile touch-based interactions.[i]



Less Apps

Less apps to download and fumble through with conversational commerce.



Screen Time

Consumers are increasingly concerned about how much time is spent on screens.[ii]

[i] https://hci.stanford.edu/research/speech/paper/speech_paper.pdf
[ii] https://qz.com/1367506/pew-research-teens-worried-they-spend-too-much-time-on-phones/

Potential Market Opportunity



$5.8
trillion
$80
billion
eCommerce (Worldwide 2022)[i]
Voice Commerce (Worldwide 2023)[ii]

JETSON

[i] https://www.forbes.com/sites/jordanmckee/2018/09/11/global-digital-commerce-sales-to-near-6-trillion-by-2022/#77b920904c5a
[ii] https://www.juniperresearch.com/press/press-releases/digital-voice-assistants-in-use-to-triple



Problems We Aim to Solve

Voice Commerce can significantly improve the customer experience, but may be slow and costly to develop

Few omnichannel conversational ordering solutions exist for today's enterprises

Payments for conversational commerce are not ubiquitous across all devices, channels, and stores



Our Value



Sell More
Brands can increase sales by innovating their customer's experience by enabling voice-first buying across today's most popular devices, channels, and ecosystems.



Launch Quickly
First mover advantage may be critical for brands that are ready to adopt a voice-first commerce strategy. We aim to enable brands to go-to-market before their competitors do.



Save Money
Building out an entire AI team can require a lot of time and resources. Jetson's value lies in reducing company risks while aiming to increase their bottom line.



JETSON

Jetson's Platform
Ageof Information
AgeofAutomation
APIs
&
Big Data
Automated Searching
Intelligent Recommendations
Convenient Commerce
Voice
POWERED BY
JETSON
JETSON





How It Works

Skills or Actions

Branded marketplace for intelligent ordering via popular smart speakers.



Messaging

When talking isn't convenient, end users can order from popular messaging apps.




Mobile

Brands can enable their mobile app to have the voice-first commerce capabilities.



Hardware

Voice with our custom hardware integrations (POS, Kiosks, Appliances, etc.)



Shared Commerce System

Product Catalog

Frictionless CX

Data for Personalization

Jetson SaaS Business Model

For Small to Medium Size Merchants Using Our Self-Service Platform



$125/month
Monthly Pricing

$95/month
Annual Pricing

Jetson Product Offering

For Small to Medium Size Merchants Using Jetson's Self-Service Platform



1

Multi-Channel Ordering

Use Jetson to sell products on popular conversational channels.

- Amazon Alexa
- Google Home
- Slack
- and more...

2

Easy to Use Dashboard

Jetson merchants can manage their voice-first storefront with ease.

- Upload Menu / Product Catalog
- Customize Dialog
- View Analytics
- Set Pickup / Delivery Times (Restaurants)
- Manage Order Tracking (Retail)
- and more...

3

Cross-Platform Payments

End users create only one account and can purchase across multiple Jetson merchants.

- Payments across all voice and messaging channels
- For on-premise and off-premise ordering
- Dual-factor authentication



J E T S O N

Jetson for Enterprise



(IP) Trademarks
and Patents



Voice-First Design
Templates



API Usage



Non-Recurring
Engineering & Design

Licensing Fee

1% per Order
Based on Volume

+

$0.008 per API call
Infrastructure Costs

+

One-Time Fee

$ Custom
White Label + Custom Engineering Fees



JETSON

Jetson Enterprise Product Offering

For Enterprise Merchants Using Our Technology

1 — Reference Designs

Reference designs to understand best practices in voice commerce.

- User Flows
- Conversation Flows
- UI Templates

2 — Jetson API

Allow your development team to add voice-first commerce to any application.

- Developer OAuth
- API Documentation
- Restful API
- Integrate into 3rd Party APIs

3 — Custom Integrations

Leverage our development team for your voice-first app and get up and running faster.

- Integration of our API into your voice-first application or back office
- Add custom APIs that are not available with our core technology
- Voice-first design consulting


JETSON

Reseller Ecosystem


Voice Designers
Agencies
Developers
Turnkey Dashboard
Enterprise API
JETSON
Merchants
POWERED BY
JETSON

Partnerships & Letters of Intent



Jetson's core technology to be offered to Amazon's 3rd party merchants, enabling these merchants to sell products using Jetson's voice technology



Initial pilot in 1-2 retail locations allowing for Blue Chip's major CPG client to collect data prior to larger roll-out of a voice commerce strategy (LOI)

Jetson's core technology offered to Delivery.com's restaurants & merchants, enabling these businesses to sell products using Jetson's voice technology

Tee time booking platform for golf courses; providing Golfpay omni-channel conversational commerce capabilities to deliver a more convenient experience



Use of Jetson's technology to provide new and existing Volara partner hotels with ability to offer voice-powered food ordering through a smart speaker or other voice enabled device (LOI)



Team




Peter Peng CEO, Founder

With over 11 years of experience leading companies in both software and hardware, Peter has a passion for crafting new user experiences surrounding emerging technologies. In 2014, Peter was one of the first in the world to lock/unlock a smart lock with Google Glass using voice and visual interfaces. His passion for the commercialization of AI through voice is what lead to the creation of Jetson, an intelligent voice commerce platform. Peter holds an undergraduate degree from the University of Central Florida.

Fong Wa C. Mui COO

Fong Wa brings a unique mix of both entrepreneurial and corporate experiences to Jetson including meaningful roles within an impact investment fund, investment banking, an education nonprofit, and an executive conferences startup. She has extensive experience in the areas of business development and capital raising. Fong Wa holds an MBA from the University of Chicago and a BA in Communication from the University of Pennsylvania.

Developers

Vidhi Sadrani Director of Engineering
Yang Li API Software Engineer
Laura Antsygina UX Designer
Riley Brown Front-End Engineer

Business Development

Jason Pecoraro Partnerships

Advisory Board

John Caparella
John is a hospitality executive with over 35 years of experience in the hotel and entertainment industries. Most notably, John served as the President and COO of The Venetian / Palazzo and COO of Gaylord Hotels.

Chris Fine
Chris is a highly respected industry analyst, strategist and technologist and is a frequent speaker and panelist at industry events. His career background includes over 25 years in engineering, IT, and advisory roles at Goldman Sachs.

Roger Luo PHD
Roger is a top industrial researcher in the field of AI/ML/Data Mining. Roger is currently a research and engineering manager at Snap Inc., and was formerly a senior research manager at Yahoo! Labs.

Brian Garr
Brian Garr has spent 22 years building, marketing, and selling AI technologies and solutions, including machine translation, speech recognition, and natural language understanding. He was formerly the CEO of Linguasys, COO of Cognitive Code, as well as Program Director for IBM.



JETSON

Milestones

- Q1 2018: Foundational patents filed
- Q4 2018: Released minimum viable product
- Q1 2019: Signed partnership with Amazon Pay
- Q2 2019: Signed partnerships with Volara and Golfpay
- Q3 2019: Launched turnkey self-service dashboard + API
- Q3 2019: Integration with Delivery.com
- Q4 2019: Aim to Integrate with 2-4 additional channel partners
- Q2 2020 (1Y): Aim to have ~1,100 merchant subscribers
- Q4 2020 (18 months): Aim to have ~2,300 merchant subscribers


JETSON



Food

Retail

Hospitality

Health

Banking

Automotive

Telecom

Media

Jetson Phase 1

Future Phases of Jetson

JETSON

- Delivery.com

- Amazon
- Blue Chip

- Volara
- GolfPay

Change the world with Jetson, one voice at a time.



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

jetson-ai-investor-video-Jetson Order Management App.mp4

[00:00:00] Fong Wa: I'd like a chicken burrito with brown rice pinto beans and romaine lettuce.

[00:00:06] Jetson AI: Which salsa would you like. You can choose up to three. Fresh tomato, roasted chili corn, tomatillo green chili, no salsa.

[00:00:15] Fong Wa: I'll have fresh tomato, sour cream, and cheese.

[00:00:20] Jetson AI: Sure. Would you like to continue ordering or are you ready to check out?

[00:00:24] Fong Wa: I'll also have a bottle of water.

[00:00:28] Jetson AI: Sure. Would you like to continue ordering or are you ready to check out?

[00:00:32] Fong Wa: I'm ready to check out.

[00:00:36] Jetson AI: I have the following for your order: one burrito chicken, brown rice, pinto beans, romaine lettuce, fresh tomato, cheese, sour cream, one bottled water and your total is 11 dollars and 91 cents including the taxes. Feel free to add to your order or let me know when you are ready to pay.

[00:00:54] Fong Wa: I'm ready to pay.

[00:01:00] Jetson AI: You have been charged 11 dollars and 91 cents including the taxes. Your order will be ready for pickup in 20 minutes.














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